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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

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                          EXIDE ELECTRONICS GROUP, INC.
                            (Name of Subject Company)



                           BTR ACQUISITION CORPORATION
                                     BTR plc
                                    (Bidders)

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                     Common Stock, Par Value $.01 Per Share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                  302052 6 10 5
                      (CUSIP Number Of Class Of Securities)



                   Warrants To Purchase Shares Of Common Stock
                         (Title Of Class Of Securities)

                                  302052 6 11 3
                      (CUSIP Number Of Class Of Securities)

                                 ---------------

                                David J. Stevens
                           BTR Acquisition Corporation
                                   c/o BTR plc
                                    BTR House
                                 Carlisle Place
                                London, SW1P 1BX
                           Telephone: (0171) 821 3819

           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:
                              W. Leslie Duffy, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                          New York, New York 10005-1702
                            Telephone: (212) 701-3000


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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and the Acquisition of Beneficial Ownership Statement on Schedule 13D, dated October 20, 1997, as amended by Amendment No. 1 thereto dated November 11, 1997 (as amended, the "Schedule 14D-1"), of BTR Acquisition Corporation, a Delaware corporation (the "Purchaser"), and an indirect wholly owned subsidiary of BTR plc, an English public limited company (the "Parent"), filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), and all outstanding warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the "Warrants") of Exide Electronics Group, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Schedule 14D--1 (the "Offer"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the
Schedule 14D--1.

ITEM 4.         SOURCE AND AMOUNT OF FUNDS
                OR OTHER CONSIDERATION.

     The information set forth in Item 4 of the Schedule 14D--1 is hereby amended and supplemented by the following:

          "There are no material conditions limiting the ability of BTR Incorporated or Parent, respectively, to draw down amounts under the bank lines made available to BTR Incorporated and the multicurrency revolving credit facility of Parent necessary in order to contribute to Purchaser the funds necessary to purchase all of the Securities pursuant to the Offer and to pay the related fees and expenses. Based upon its prior experience Parent, does not believe that there will be any material restrictions on BTR Incorporated's ability to refinance the borrowings through the issuance of commercial paper."



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                                    SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1997


                                   BTR ACQUISITION CORPORATION



                                   By:      /s/      David J. Stevens
                                            ----------------------------
                                   Name:    David J. Stevens
                                   Title:   Director

                                   BTR plc



                                   By:      /s/      David J. Stevens
                                            ----------------------------
                                   Name:    David J. Stevens
                                   Title:   General Counsel